Reflect Scientific, Inc.

1270 South 1380 West

Orem, Utah 84058

November 8, 2007

Jay Mumford, Esq.

Division of Corporation Finance

Mail Stop 6010

United Stated Securities and Exchange Commission

450 Fifty Street, N.W.

Washington, DC 20549

RE:          Reflect Scientific, Inc.

Registration Statement on Form SB-2

File No. 333-145737

Dear Mr. Mumford:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated November 2, 2007, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Fee Table

Comment No. 1

It appears that you have calculated the filing fee based on the conversion price.  However, since the transaction you are registering  is not the conversion but the resale, you should refer to rule 457(c).  Please revise accordingly.

Response

The fee table has been revised using the average of the bid and ask price for the shares.

Selling Security Holder, page 10

Comment No. 2

We note your response to our prior comment 3.  Please tell us how you calculated the interest payments.  For example, we note prepaid interest for two quarters is $150,000, yet “remaining interest” or “interest for balance for the first year” is $375,000.  Please clarify.

Response

Interest is calculated based on 12% per year.  We have assumed for all calculations that the entire amount of the Debentures remains outstanding for the balance of its term which would be June 29, 2009.  Accordingly, if the entire debenture remains outstanding, interest payments of $300,000 would be due each year or $75,000 per quarter.

Jay Mumford, Esq.

United States Securities and Exchange Commission

November 8, 2007

Presently, the first quarter payment, which was due on October 1, 2007, has been paid in cash leaving $225,000 in payments for the first year and a total of $525,000 in payments until maturity of the Debentures.  We have assumed an interest payments with shares of our common stock would be made at the current conversion price of $0.65 per resulting in a total possible shares of 807,692.  This assumes we pay all interest payments with shares of our common stock.

Comment No. 3

We note your response to prior comment 5.  We note your are not registering the Series A and Series B warrants in this registration statement.  However, because those warrants were sold in connection with the convertible debentures to the same selling shareholders in this offering, please disclose in your registration statement the information you have provided in response to comment 5.

Response

The information has been added.

Comment 4

We note your response to prior comment 6.  Please disclose in your prospectus the information you provided in response to the last paragraph of our comment.

Response

We have added the additional information.  We have also added as a cost of the offering the prepaid interest for the October 2007 quarter which was paid out of proceeds of the offering.

Comment 5

We note your response to prior comment 11.  Please tell us why you are seeking to register 807,692 shares of common stock for interest payments, calculated based on two years of interest payments, when on page 12 you state you are “only seeking to register interest shares payable over the next 12 months.”  Also show us more clearly how you determined the number of shares underlying unpaid interest given the prepayments.

Response

The sentence on page 12 has been removed and we are registering interest for the two years.  Please see our response to comment 2 for a more detailed discussion of the method we calculated interest payments.

Comment 6

We note your response to prior comment 13.  Generally (1) it is inconsistent with Section 5 of the Securities Act to register securities for resale if the initial issuance of those securities is not complete, and (2) a private placement is not complete before the issuer has unrestricted access to the proceeds.  If you do not have unrestricted access to the proceeds of your unregistered offering, it is premature to register for resale the securities  related to the offering.  Therefore, please clarify how you have unrestricted access to the proceeds of your unregistered offering, or withdraw your registration statement until such time that it is appropriate to register the shares for resale.

Response

We have received all proceeds from the placement.  The escrow of funds was only used as a tool to collect all funds and have all documents issued at once.  The escrow was terminated on June 29, 2007, and the escrow agent given instructions to release the funds to Reflect Scientific.  The first quarter interest payments were deposited into an

Jay Mumford, Esq.

United States Securities and Exchange Commission

November 8, 2007

account at the time of the initial receipt of funds.  The first quarter interest payments were paid on October 1, 2007.  There are no funds which have not been in the control of Reflect Scientific and we believe the private placement was closed on June 29, 2007, when instructions were given to release the funds and the debentures were issued.  All funds are being used in our operations and we believe the registration statement is appropriate at this time and not premature.

If you have further questions or need further information, please telephone.

Sincerely,

Reflect Scientific, Inc.

/s/David Strate

David Strate, CFO